Exhibit 99.1

Sierra Metals Announces Plan to Return up to US$30 Million to Shareholders In 2020

TORONTO--(BUSINESS WIRE)--January 8, 2020--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or the “Company”) today announces that, as a result of the Company entering into a new phase as a generator of free cash flow, it is now in a position to start returning capital to its shareholders. In this regard, the Company’s board of directors (the “Board”) has approved a plan to return up to US$30 million to shareholders in the coming year.

In furtherance of this plan, Sierra Metals intends to launch a substantial issuer bid (the “Offer”) pursuant to which the Company will offer to repurchase for cancellation up to US$15 million of its common shares (the “Common Shares”) from shareholders for cash. The Offer will proceed by way of a modified Dutch auction.1 The Company intends to fund the Offer with available cash on hand and expects to announce the terms of the Offer in the second quarter of 2020.

The Board is continuing its ongoing review of and consideration with respect to the method by which the remaining US$15 million will be distributed to its shareholders including potential further substantial issuers bids. Going forward, the Company expects to be in a position to return a significant portion of its excess free cash flow to shareholders annually.

Igor Gonzales, President and CEO of Sierra Metals commented, “Management believes that Sierra’s underlying value along with its growth prospects are not reflected in the recent trading price of its Common Shares. As such, the Company will use a reasonable portion of its cash resources toward the purchase of its Common Shares under the Offer. Deploying a portion of the Company’s excess cash in this manner reflects management’s commitment to improving Sierra’s stock performance while allowing for the financial resources required to continue with our operations and growth strategy. The Offer should provide an important exit trading window to institutional shareholders who may have been concerned about the share trading liquidity of the Company.”

The foregoing is provided for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell Common Shares. The solicitation and the offer to buy Common Shares will be made only pursuant to a separate offer to purchase and issuer bid circular and related documents. At the time the offer is commenced, Sierra Metals will file the offer to purchase, an issuer bid circular and related documents with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission (the “SEC”). Shareholders should carefully read the offer to purchase and the issuer bid circular, the letter of transmittal and other related documents when they are available because they will contain important information, including the various terms and conditions of the Offer. The issuer bid circular, the related letter of transmittal and certain other related documents will be delivered without charge to all holders of Common Shares. The offer to purchase and issuer bid circular, the letter of transmittal and other related documents filed by Sierra Metals with the SEC will be available without charge at the SEC’s website at www.sec.gov. Offer documents required to be filed in Canada will also be available without charge at www.sedar.com. Shareholders are urged to read these materials carefully prior to making any decision with respect to the offer.

About Sierra Metals

Sierra Metals is a Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three Mines in Peru and Mexico that are within or close proximity to the existing Mines. Additionally, the Company has large land packages at all three Mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to: (i) the Company’s intention to return up to $30 million to its shareholders in the coming year; (ii) the Company’s intention to undertake the Offer and the terms thereof (including the maximum dollar value of Common Shares that Sierra Metals may purchase under the Offer and the timing for launch thereof); and (iii) the Company’s strategy with respect to returning excess cash to shareholders beyond 2020, as well as other statements that are not historical facts. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the Offer not occurring as expected or in the time frame expected, any failure of any condition to the Offer, any inability to obtain any required regulatory approvals or exemptive relief in the United States or Canada, the extent to which shareholders elect to tender their Common Shares under the Offer, the Company having sufficient financial resources to launch the Offer, the results of the review and consideration by the board of directors of the Company, the risks described under the heading “Risk Factors” in the Company’s Annual Information Form dated March 28, 2019 in respect of the fiscal year ended December 31, 2018 and other risks identified in the Company’s filings with Canadian securities regulators and the SEC, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company’s forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

1 A modified Dutch auction allows shareholders who choose to participate in the Offer to individually select the price, within a specified range as determined by the Company, at which to sell their Common Shares. Shareholders who wish to accept the Offer may do so proportionately by “Proportionate Tender” (such number of Common Shares that will result in maintaining their proportionate equity ownership in the Company following completion of the Offer at the purchase price determined pursuant to the Offer) or non-proportionately by “Auction Tender” (a specified number of Shares at a specified price) or “Purchase Price Tender” (a specified number of Shares at the purchase price determined pursuant to the Offer).

Contacts

Mike McAllister
VP, Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Ed Guimaraes
CFO
Sierra Metals Inc.
+1 (416) 366-7777

Igor Gonzales
President & CEO
Sierra Metals Inc.
+1 (416) 366-7777